UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

IVANHOE ELECTRIC INC.
(Exact name of registrant as specified in its charter)

Delaware	001-41436	32-0633823
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

450 E. Rio Salado Parkway, Suite 130 Tempe, AZ	85281
(Address of principal executive offices)	(Zip Code)

Cassandra Joseph

(480) 656-5821

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ___________.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Ivanhoe Electric Inc. (“Ivanhoe”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). Ivanhoe is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024, to satisfy the requirements of Item 2.01. Ivanhoe’s ESTMA report is available on Ivanhoe’s website at https://ivanhoeelectric.com/site/assets/files/9369/ie-estma-reporting-fy24-v2.pdf or on the Government of Canada’s website at https://natural-resources.canada.ca/minerals-mining/services-mining-industry/extractive-sector-transparency/links-estma-reports. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	Ivanhoe Electric Inc. Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

IVANHOE ELECTRIC INC.

By:	/s/ Cassandra Joseph	July 3, 2025
	Cassandra Joseph	(Date)
General Counsel and Corporate Secretary

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